UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 12)
Under the Securities Exchange Act of 1934
LAS VEGAS SANDS CORP.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
517834107
(CUSIP Number)
D. Zachary Hudson, Esq.
c/o Las Vegas Sands Corp.
5420 S. Durango Dr.
Las Vegas, Nevada 89113
(702) 923-9000
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
December 1, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517834107	SCHEDULE 13D	Page 1 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Miriam Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States/Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,953,833[1]
	8	SHARED VOTING POWER 2,208,548
	9	SOLE DISPOSITIVE POWER 121,006,333[1]
	10	SHARED DISPOSITIVE POWER 225,918,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,924,683[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%[2]
14	TYPE OF REPORTING PERSON IN
__________________________
1 Includes options to purchase 694,738 shares of Common Stock held by The Miriam Adelson Trust that are exercisable.
2 Based upon a total of 753,369,377 shares of Common Stock outstanding on December 1, 2023 as provided by the Issuer plus options to purchase 694,738 shares of Common Stock held by The Miriam Adelson Trust.

CUSIP No. 517834107	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Irwin Chafetz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 322,717,724
	8	SHARED VOTING POWER 2,208,548
	9	SOLE DISPOSITIVE POWER 38,605,422
	10	SHARED DISPOSITIVE POWER 227,268,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 324,926,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%[1]
14	TYPE OF REPORTING PERSON IN
__________________________
1 Based upon a total of 753,369,377 shares of Common Stock outstanding on December 1, 2023 as provided by the Issuer.

CUSIP No. 517834107	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Trust under the Sheldon G. Adelson 2007 Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,718,919
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 87,718,919
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,718,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%[1]
14	TYPE OF REPORTING PERSON OO
__________________________
1 Based upon a total of 753,369,377 shares of Common Stock outstanding on December 1, 2023 as provided by the Issuer.

CUSIP No. 517834107	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,718,918
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 87,718,918
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,718,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%[1]
14	TYPE OF REPORTING PERSON OO
__________________________
1 Based upon a total of 753,369,377 shares of Common Stock outstanding on December 1, 2023 as provided by the Issuer.

CUSIP No. 517834107	SCHEDULE 13D	Page 5 of 10

Explanatory Note
This Amendment No. 12 to the Schedule 13D filed on November 24, 2008, as previously amended, is being filed to report (a) completion of the sale of an aggregate of 46,264,168 shares of common stock of Las Vegas Sands Corp. by Dr. Adelson and The Miriam Adelson Trust on December 1, 2023 in connection with the previously disclosed underwritten secondary public offering, and (b) updated information set forth in Item 2 of the Schedule 13D.
Item 1.	Security and Issuer.

This Amendment No. 12 (this “Amendment”) amends the Schedule 13D filed on November 24, 2008, as previously amended by Amendment No. 1 thereto filed on January 16, 2009, Amendment No. 2 thereto filed on April 2, 2009, Amendment No. 3 thereto filed on November 18, 2011, Amendment No. 4 thereto filed on March 5, 2012, Amendment No. 5 thereto filed on June 9, 2014, Amendment No. 6 thereto filed on February 17, 2015, Amendment No. 7 thereto filed on February 13, 2019, Amendment No. 8 filed thereto on February 26, 2021, Amendment No. 9 filed thereto on June 9, 2021, Amendment No. 10 filed thereto on March 17, 2022, and Amendment No. 11 filed thereto on November 30, 2023 (such Schedule 13D, as amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7, No. 8, No. 9, No. 10, and No. 11 thereto, collectively, the “Schedule 13D”), which relates to the common stock, par value $0.001 per share (the “Common Stock”), of Las Vegas Sands Corp., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5420 S. Durango Dr., Las Vegas, Nevada 89113. All items not described herein remain as previously reported in the Schedule 13D, and all capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Dr. Miriam Adelson (“Dr. Adelson”), Irwin Chafetz (“Mr. Chafetz”), the General Trust under the Sheldon G. Adelson 2007 Remainder Trust (the “Remainder Trust”) and the General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust (the “Friends and Family Trust” and, together with Dr. Adelson, Mr. Chafetz, and the Remainder Trust, the “Reporting Persons”), constitute a “group,” which, as of the date hereof, collectively beneficially owns approximately 386,880,105 shares of Common Stock, or 51.3%, of the Issuer’s 753,369,377 shares of Common Stock issued and outstanding as of December 1, 2023 (the “Outstanding Common Stock”) for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), plus options to purchase 694,738 shares of Common Stock held by The Miriam Adelson Trust (the “Adelson Trust”).

CUSIP No. 517834107	SCHEDULE 13D	Page 6 of 10

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended by deleting the text thereof in its entirety and replacing it with the following:
(a)	The names of the persons filing this statement are:

(i)	Dr. Adelson;
(ii)	Mr. Chafetz;
(iii)	The Remainder Trust; and
(iv)	The Friends and Family Trust.
(b)	The business address of the principal offices of the Reporting Persons is:

c/o Las Vegas Sands Corp.
5420 S. Durango Dr.
Las Vegas, Nevada 89113
(c)	The present principal occupations of the Reporting Persons are:

(i)	Dr. Adelson: Physician.
(ii)	Mr. Chafetz: Member of the Board of Directors of the Issuer and manager of The Interface Group, LLC, a Massachusetts limited liability company.
(iii)	The Remainder Trust: Not applicable.
(iv)	The Friends and Family Trust: Not applicable.
(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are citizens of the following countries:

(i)	Dr. Adelson is a citizen of the United States and Israel.
(ii)	Mr. Chafetz is a citizen of the United States.
(iii)	The Remainder Trust is organized under the laws of Nevada.
(iv)	The Friends and Family Trust is organized under the laws of Nevada.

CUSIP No. 517834107	SCHEDULE 13D	Page 7 of 10

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the text below to the end of Item 4 of the Schedule 13D.
On November 28, 2023, in connection with a registered secondary public offering (the “Offering”) of Common Stock, Dr. Adelson and the Adelson Trust (together, the “Selling Stockholders”), the Issuer and the underwriters party thereto (the “Underwriters”) entered into an underwriting agreement (the “Underwriting Agreement”) pursuant to which the Selling Stockholders agreed to sell to the Underwriters, and the Underwriters agreed to purchase from the Selling Stockholders, subject to and upon the terms and conditions set forth therein, an aggregate of 46,264,168 shares of Common Stock. The Selling Stockholders completed the Offering on December 1, 2023, with 34,010,540 shares sold by the Adelson Trust and 12,253,628 shares sold by Dr. Adelson, at a price of $43.23 per share (reflecting the public offering price of $44.00 per share, less the underwriting discount of $0.77 per share).
Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting the text thereof in its entirety and replacing it with the following:
(a)
Incorporated herein by reference from Items 11 and 13 of the cover page of the applicable Reporting Person. In addition, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the other Reporting Persons but disclaims such beneficial ownership. The beneficial ownership of all of the Reporting Persons together is 386,880,105 shares of Common Stock, or 51.3% of the Outstanding Common Stock.
(b)
Dr. Adelson beneficially owns an aggregate of 346,924,683 shares of Common Stock (approximately 46.0% of the Outstanding Common Stock). Of these shares, (i) 41,134,164 shares are owned directly by Dr. Adelson, (ii) 87,718,919 shares are held by the Remainder Trust, (iii) 87,718,918 shares are held by the Friends and Family Trust, (iv) 694,738 shares are issuable upon the exercise of options held by the Adelson Trust that are exercisable currently and (v) 129,657,944 shares are held by various entities as described below.
Dr. Adelson has sole voting control over 61,953,833 shares of Common Stock, of which (i) 41,134,164 shares are owned directly by Dr. Adelson, (ii) 694,738 shares are issuable upon the exercise of options held by the Adelson Trust that are exercisable currently, and (iii) 20,124,931 shares are held by various entities as described below. Dr. Adelson has shared voting control over 2,208,548 shares of Common Stock.
Dr. Adelson has sole dispositive power over 121,006,333 shares of Common Stock, of which (i) 41,134,164 shares are owned directly by Dr. Adelson, (ii) 694,738 shares are issuable upon the exercise of options held by the Adelson Trust that are exercisable currently, and (iii) 79,177,431 shares are held by various entities as described below. Dr. Adelson has shared dispositive control over 225,918,350 shares of Common Stock, of which (i) 87,718,919 shares are held by the Remainder Trust, (ii) 87,718,918 shares are held by the Friends and Family Trust, and (iii) 44,673,029 shares are held by various entities as described below.

CUSIP No. 517834107	SCHEDULE 13D	Page 8 of 10

Dr. Adelson is manager of a limited liability company for the benefit of members of the Adelson family, which directly owns 12,566,710 shares of Common Stock. Dr. Adelson has sole voting and dispositive control of these shares of Common Stock.
Mr. Chafetz is deemed to beneficially own an aggregate of 324,926,272 shares of Common Stock (approximately 43.1% of the Outstanding Common Stock). Of these shares, (i) 89,105 shares are owned directly by Mr. Chafetz and (ii) 324,837,167 shares are held by various entities as described below, with respect to which he is deemed to have a beneficial interest by virtue of the interest and authority granted to him under the trust instruments or organizational documents, as applicable. Mr. Chafetz disclaims beneficial ownership of those shares of Common Stock not owned directly by him.
Mr. Chafetz has sole voting control over 322,717,724 shares of Common Stock, of which (i) 89,105 shares are owned directly by Mr. Chafetz and (ii) 322,628,619 shares are held by various entities as described below. Mr. Chafetz has shared voting control over 2,208,548 shares of Common Stock.
Mr. Chafetz has sole dispositive control over 38,605,422 shares of Common Stock, of which (i) 89,105 shares are owned directly by Mr. Chafetz and (iii) 38,516,317 shares are held by various entities as described below. Mr. Chafetz has shared dispositive control over 227,268,350 shares of Common Stock, of which (i) 87,718,919 shares are held by the Remainder Trust, (ii) 87,718,918 shares are held by the Friends and Family Trust, and (iii) 51,830,513 shares are held by various entities as described below.
Dr. Adelson and Mr. Chafetz are co-trustees of the Remainder Trust. The Remainder Trust directly owns 87,718,919 shares of Common Stock (approximately 11.6% of the Outstanding Common Stock). Mr. Chafetz has the authority to vote the shares of Common Stock owned by this trust. Dr. Adelson and Mr. Chafetz share dispositive control over the shares of Common Stock owned by this trust.
Dr. Adelson and Mr. Chafetz are co-trustees of the Friends and Family Trust. The Friends and Family Trust directly owns 87,718,918 shares of Common Stock (approximately 11.6% of the Outstanding Common Stock). Mr. Chafetz has the authority to vote the shares of Common Stock owned by this trust. Dr. Adelson and Mr. Chafetz share dispositive control over the shares of Common Stock owned by this trust.
Dr. Adelson and Mr. Chafetz are co-trustees of several trusts for the benefit of members of the Adelson family. These trusts directly own 284,970,850 shares of Common Stock. Dr. Adelson and Mr. Chafetz share authority to vote 2,208,548 shares of Common Stock owned by these trusts. Mr. Chafetz has sole authority to vote 282,762,302 shares of Common Stock owned by these trusts. Dr. Adelson and Mr. Chafetz may be deemed to share dispositive control over the shares of Common Stock owned by these trusts. Notwithstanding the foregoing, in connection with the Lock-Up Agreements, on November 25, 2023, Dr. Adelson delegated dispositive control over 220,773,935 of such shares to Mr. Chafetz, as trustee, until December 31, 2024. Such delegations may be revoked by Dr. Adelson at any time in her sole discretion.

CUSIP No. 517834107	SCHEDULE 13D	Page 9 of 10

Mr. Chafetz is trustee of several trusts for the benefit of members of the Adelson family. These trusts directly own 38,516,317 shares of Common Stock. Mr. Chafetz has the sole authority to vote the shares of Common Stock owned by these trusts. Mr. Chafetz has sole dispositive control over the Common Stock owned by these trusts.
Dr. Adelson is the trustee of several trusts for the benefit of members of the Adelson family. These trusts directly own 7,558,221 shares of Common Stock.
Mr. Chafetz is a co-manager of a limited liability company for the benefit of members of the Adelson family, which directly owns 1,350,000 shares of Common Stock. Mr. Chafetz, as co-manager, shares dispositive control over these shares of Common Stock, and Mr. Chafetz has the sole authority to vote such shares. Mr. Chafetz disclaims beneficial ownership of these shares of Common Stock.
(c)
Except as described in this Amendment, there have been no transactions in shares of Common Stock by the Reporting Persons since the filing of Amendment No. 11 to the Schedule 13D filed by the Reporting Persons on November 30, 2023.
(d)
Except as set forth above regarding the beneficiaries and trustees of the trusts disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities set forth above.
(e)
Not applicable.

CUSIP No. 517834107	SCHEDULE 13D	Page 10 of 10

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 5, 2023

/s/ Miriam Adelson
MIRIAM ADELSON

/s/ Irwin Chafetz
IRWIN CHAFETZ

THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 REMAINDER TRUST
THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 FRIENDS AND FAMILY TRUST

By:	/s/ Miriam Adelson	By:	/s/ Irwin Chafetz
Name:	Miriam Adelson	Name:	Irwin Chafetz
Title:	Trustee	Title:	Trustee

[Signature page to Amendment No.12 to Schedule 13D]